EXHIBIT 99.1

                   MIH Limited announces interim results for
                      six months ended 30 September 2000

The Netherlands, Amsterdam, 29 November 2000 - Today MIH Limited (NASDAQ & AEX ticker: MIHL), the international television, Internet and interactive technology Group, announces results for the six months ended 30 September 2000.

Financial and Operational Highlights

o Revenues for the period increased to US$457 million (1999: US$407 million), mainly as a result of digital subscriber growth and higher revenues from technology and Internet operations. The Group recorded an EBITDA loss of US$18 million (1999: US$5 million EDITDA profit) after incurring increased development costs in the Internet and technology businesses.

o The Group raised US$180.4 million before expenses, through a follow-on public offering of 4,511,000 Class A Ordinary Shares. At the end of September, the Group had net cash and liquid assets of US$430 million (1999: US$237 million).

o The television platforms in Africa, Greece and Thailand consolidated their leading market positions. Group digital subscribers now exceed 980,000 subscribing households (1999: 725,000). EBITDA from television platforms grew 55% to US$31 million (1999: US$20 million), but was impacted in dollar terms by the strong US currency.

o Mindport IBS was repositioned by the merger with Noochee Solutions Inc. (Noochee) based in Colorado, USA. The combined business, with its new management team, sales channels and product base is well positioned to provide best of breed software solutions to the emerging broadband market. The Group owns 70% of the merged entity and existing shareholders the remainder.

o OpenTV strengthened its position as the world leader in interactive television operating systems software and applications development. By November its software had been shipped with more than 11 million set-top boxes world-wide.

o The US$922 million merger of Open TV and SpyGlass Inc was completed in July 2000. This resulted in a dilution gain of US$387 million.

o Internet businesses were launched in China and Indonesia, whilst in Thailand and South Africa our market leadership continued to grow.

Commenting on the results Cobus Stofberg, MIH Group's chief executive and chairman of OpenTV, said:

"The Group performed well in very volatile market conditions and has achieved a great deal in the six month period. In April, investors demonstrated their confidence when we raised over US$180 million in a share placement at a time when TMT stocks were not favoured.

"Our core business of television platforms performed steadily, generating 80% of revenues and a positive EBITDA contribution. However, exchange differences impacted turnover growth. Excellent growth in digital subscribers has been offset by a reduction in the analogue subscriber base.

"OpenTV reached a major milestone and reaffirmed its position as the world leader with over 11 million set-top boxes deploying its interactive software, which we believe exceeds the combined total of its competitors. Mindport, assisted by the merger with Noochee, has a stronger strategic position from which to develop opportunities in the emerging broadband market.

" We stated at the time of the annual results announcement in June that our aim is to rapidly develop our technology and Internet businesses and this has been our focus over the last six months. We have strengthened our position as market leaders in the Internet in Thailand and South Africa and established new Internet operations in China and Indonesia. South East Asia and China will be the key areas in our Internet strategy during the next year.

"The development of our technology and Internet businesses will require further investment as we build a presence in these fast changing markets. As a result, the Group will continue to incur substantial development costs, which we believe are necessary to build robust businesses, as well as shareholder value in the longer term."

Note: Detailed segmental results are presented in the Group's Interim Financial Statement, which accompanies this announcement.


                                     Ends

Enquiries:

Investors/Financial Media             Business/General Media

Beverley Branford                     Anne Marie Bell
VP Investor Relations                 VP Corporate Communications
Tel: +31 556 2636                     Tel: +31 23 556 2864
BBranford@mih.net                     ambell@mih.net

Group Websites:

www.mih.com                           www.ubctv.com
www.mweb.com                          www.opentv.com
www.mindport.com

Disclaimer: This news release contains forward-looking statements relating to MIH Limited that involve risks and uncertainties that could cause MIH Limited's actual results to differ materially from those contemplated herein, including but not limited to, the risk factors detailed in the Registration Statement on Form F-1 and other documents filed from time to time by MIH Limited with the Securities and Exchange Commission, as amended. MIH Limited undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

About MIH Limited

The company's activities are focused on three areas:

1)  Television platforms:

The Group provides terrestrial and cable analogue, digital satellite and other pay television services to over 2 million households in Africa, the Mediterranean and Asia.

2)  Technology:

Through Mindport, its technology subsidiary, the Group provides conditional access, security, provisioning, protection/insurance, commissioning, Internet/IP technology, content management, customer care and billing and other related services to channel and platform operators worldwide.

MIH Limited is the controlling shareholder of Silicon Valley based Open TV, the world's leading interactive television and media solutions company. OpenTV builds a complete software and infrastructure platform that enables digital interactive television and brings on-demand content to other digital communications devices. OpenTV solutions are crafted to meet the needs of all digital communications networks and include operating middleware, content applications, content creation tools, professional services expertise and strategic consulting.

OpenTV software has been shipped with or installed in more than 11 million digital set-top boxes worldwide and has been selected by 35 digital cable, satellite and terrestrial Communications Networks in over 50 countries,

3)  Internet:

The Group has leading Internet operations in Africa, Thailand and China:

o A 16.8% interest in M-Web Africa. Listed on the Johannesburg Stock Exchange (JSE), M-Web is the leading South African on-line service provider and content portal. The company recently expanded its African Internet business to include Internet service provider operations in several sub-Saharan African countries, including Namibia, Zambia and Botswana.

o A 95% interest in M-Web Thailand which owns Sanook!.com, Thailand's leading Thai content Internet portal.

o M-Web.com.cn, the company's Internet business in China, was launched earlier this year.

The Group has recently established an Internet business Indonesia - M-Web Indonesia.

                                  MIH LIMITED

                            INTERIM RESULTS FOR THE
                               SIX MONTHS ENDED

                          SEPTEMBER 30, 2000 AND 1999

                         MIH Limited and Subsidiaries
                Condensed Consolidated Statements of Operations

             for the six months ended September 30, 2000 and 1999
        (in millions of US dollars, except per share and share amounts)

                                                          (Unaudited)
                                                       -----------------------
                                                       Six month period ended
                                                       -----------------------
                                                             September 30,
                                                       -----------------------
                                                         2000           1999
                                                       --------       ---------
Net revenues                                            $ 371          $ 353

Operating expenses:
  Cost of providing services                             (208)          (203)
  Selling, general and administrative                    (181)          (145)
(Loss)/ earnings before interest, taxation,
  depreciation and amortization                           (18)             5
  Depreciation and amortization                           (70)           (37)
Operating loss                                            (88)           (32)
  Financial results, net                                   (2)            (8)
  Equity results in joint ventures and associates         (26)           (21)
  Profit on sale/dilution of subsidiaries
    /joint venture                                        408             18
Profit/(loss) before taxation                             292            (43)
  Income taxation                                           -              1
Profit / (loss) after taxation                            292            (42)
  Minority interest                                        13              1
Profit / (loss)from continuing operations                 305            (41)
Loss from discontinuing operations                          -             (4)
Loss arising on discontinuing operations                    -             (3)

    Net profit/(loss)                                   $ 305          $ (48)
                                                        =====          =====

Per share amounts:
 Profit/(loss) from continuing operations
  Basic                                                $ 5.50        $ (0.81)
  Diluted                                              $ 5.39        $     -

Net profit /(loss)
  Basic                                                $ 5.50        $ (0.95)
  Diluted                                              $ 5.39        $     -
Number of shares in issue
  Weighted average                                 55,482,491     50,230,474
  Diluted weighted average                         56,516,898              -
  Closing                                          58,162,775     52,201,915

                         MIH Limited and Subsidiaries
                     Condensed Consolidated Balance Sheets
                       September 30, and March 31, 2000
                          (in millions of US dollars)

                                                             (Unaudited)
                                                       -----------------------
                                                       Six month period ended
                                                       -----------------------
                                                             September 30,
                                                       -----------------------
                                                         2000           1999
                                                       --------       ---------
        ASSETS

Current assets
  Cash and cash equivalents                            $  460         $  285
  Marketable securities                                    48              -
  Inventories and accounts receivable, net                161            117
  Program and film rights                                  31             30
    Total current assets                                  700            432

Non-current assets
  Tangible fixed assets, net                              260            214
  Intangible assets, net                                  970            207
  Long-term investments                                    99             97
  Program and film rights                                 140            127
    Total non-current assets                            1,469            645
    TOTAL ASSETS                                       $2,169         $1,077
                                                       ======         ======

        LIABILITIES

Current liabilities

  Bank overdrafts and short-term loans                 $   78         $  48
  Current portion of long-term debt                        37            16
  Current portion of program and film rights               31            32
  Accounts payable and other current
   liabilities                                            251           229
    Total current liabilities                             397           325

Non-current liabilities

  Transponder and other leases                            213           166
  Long-term debt - other                                    -            20
  Program and film rights                                 126           119
  Deferred taxation                                         6             -
    Total non-current liabilities                         345           305
    TOTAL LIABILITIES                                     742           630

Minority interest                                         600            82
Commitments and contingencies                               -             -
    TOTAL SHAREHOLDERS' EQUITY                            827           365
    TOTAL LIABILITIES AND
    SHAREHOLDERS' EQUITY                               $2,169         $1,077
                                                       ======         ======


                         MIH Limited and Subsidiaries
           Consolidated Statement of Changes in Shareholders' Equity
               for the periods ended September 30, 2000 and 1999
                          (in millions of US dollars)

                                    Share capital
                                 ---------------------                       Foreign
                                                                            currency
                                                          Accumulated      translation
                                 Class A       Class B        loss         adjustments     Total
                                 -------       -------    -----------      -----------     -----
At April 1, 1999                  $ 114         $ 476       $ (382)          $ (30)        $ 178
Issue of share capital              260             -            -               -           260
Share issue expenses                (17)            -            -               -           (17)
Share incentive scheme              (26)            -            -               -           (26)
Net loss                              -             -          (48)              -           (48)
Translation adjustment                -             -            -              (4)           (4)

At September 30, 1999             $ 331         $ 476       $ (430)          $ (34)        $ 343
                                  =====         =====       ======           =====         =====

At April 1, 2000                  $ 331         $ 476       $ (399)          $ (43)        $ 365
Issue of share capital              191             -            -               -           191
Share issue expenses                 (8)            -            -               -            (8)
Share incentive scheme              (11)            -            -               -           (11)
Net profit                            -             -          305               -           305
Translation adjustment                -             -            -             (15)          (15)

At September 30, 2000             $ 503         $ 476       $  (94)          $ (58)        $ 827
                                  =====         =====       ======           =====         =====

     An additional 400,000 shares were issued to the MIH Limited share trust at $28.625 per share in August.

                         MIH Limited and Subsidiaries
                Condensed Consolidated Statements of Cash Flow
             for the six months ended September 30, 2000 and 1999
                          (in millions of US dollars)
                                                             (Unaudited)
                                                       -----------------------
                                                       Six month period ended
                                                       -----------------------
                                                             September 30,
                                                       -----------------------
                                                         2000           1999
                                                       --------       ---------

Cash flows from operating activities

Profit/(loss) before taxation                          $  292         $  (43)
Adjustments to reconcile Profit/(loss)
before taxation to cash generated
from operations:
  Elimination of non-cash flow items                     (292)            72
  Working capital changes                                 (31)           (29)
Cash (used in)/generated from operations                  (31)            -
Taxation paid                                              (3)            (4)
Utilized in discontinued operations                         -             (7)
    Net cash used in operating activities                 (34)           (11)
                                                        =====         ======

Cash flows from investing activities
Investment in subsidiary*                                  75              -
Increase in investment in associate/
 joint venture and investments                            (28)           (32)
Purchase of tangible and intangible assets                (23)            (9)
Disposal of joint venture                                   1              3
Proceeds on sale of tangible fixed assets                   -              1
Interest received                                          14              5
    Net cash generated from /(used in)
    investing activities                                   39            (32)

Cash flows from financing activities
Finance costs                                             (12)            (5)
Proceeds from issue of share capital                      180            188
Share issue costs                                          (9)           (17)
Funds (paid)/raised from outside
 shareholders                                              (8)            10
Capital leases repaid                                      (8)           (15)
Bank overdrafts raised/(repaid)                            34             (6)

         Net cash from financing activities               177            155
Net increase  in cash and cash equivalents                182            112
Cash and cash equivalents at beginning of
 the period                                               285             56
Translation adjustment on cash and cash
 equivalents                                               (7)             1
Cash and cash equivalents at end
 of the period                                         $  460         $  167
                                                        =====         ======


* Net cash position of Spyglass Inc on date of merger
The principal non-cash transactions are the acquisition of transponders, property, plant and equipment using capital leases.

                         MIH Limited and Subsidiaries
                           Supplementary Information
                 for the periods ended September 30, 2000 and
           1999 (in millions of US dollars except for the net asset
                           value per share amounts)

                                      September 30,   September 30,   March 31,
                                          2000            1999           2000
                                      (Unaudited)     (Unaudited)     (Audited)
                                      -----------     -------------   ---------



Finance results:                       $     (2)        $     (8)     $   (16)
   Interest received                         14                5           14
   Interest paid                            (13)             (12)         (27)
   Dividend received                          -                -            2
   Net foreign exchange losses               (3)              (1)          (5)


Long-term investments:

   Marketable securities and bonds           36                2           25
   Associates                                15               39           15
   Joint ventures                            39               28           55
   Other                                      9                -            2
Market value of listed investments          160              206          305


Commitments:

   Capital expenditure                       23                1           50
   Operating lease                           75               90           89
   Programme rights                          27                9           40
   Decoder                                    7                2           13

Net asset value per share (cents)         1,421.87           657.70       684.83

                         MIH Limited and Subsidiaries
                          Condensed Segmental Results
               for the periods ended September 30, 2000 and 1999
                          (in millions of US dollars)

Equity investments which are reviewed regularly by the Chief Executive Officer for decision making regarding the allocation of resources are included in the segmental information on a full consolidation basis. The effects of consolidation are eliminated in the adjustments for equity results as there investment are accounted for using the equity method of accounting in the condensed consolidated interim financial statements.

                                                                   Operating
                                   Net revenue       EBITDA       profit/(loss)
                                  2000    1999    2000    1999    2000    1999
                                  ----    ----    ----    ----    ----    ----


Television platforms               369     361      31      20     (26)     (30)
Technology
         Mindport                   32      38      (7)     (1)    (11)      (4)
         OpenTV                     30      12     (13)     (4)    (48)     (10)
Internet                            31       3     (35)     (8)    (47)      (9)
Intergroup sales/central costs      (5)     (7)     (6)     (7)     (5)      (7)
                                  ---------------------------------------------
Sub-total                          457     407     (30)      -    (137)     (60)

Equity investments adjustment:     (86)    (54)     12       5      49       28
         Television platforms      (59)    (51)     (7)      2      23       24
         Internet                  (27)     (3)     19       3      26        4

Total                              371     353     (18)      5     (88)     (32)
                                  =============================================

ACCOUNTING POLICIES

These consolidated interim condensed financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. The same accounting policies and methods of computation have been followed in this interim report as in the annual financial statements for the year ended 31 March 2000. These interim financial statements should be read in conjunction with the annual financial statements for the year ended March 31, 2000.

COMMENTARY ON THE MIH LIMITED INTERIM FINANCIAL STATEMENTS FOR 6 MONTH PERIOD ENDED 30 SEPTEMBER 2000

With its leading media and technology assets and skills, the Group is well positioned as a multinational provider of television and Internet platform services and interactive technologies.

The unaudited results of the group for the six months ended 30 September 2000 were as follows:

Highlights

During the period under review the Group achieved the following financial and operational highlights:

o The business segments under the control of the Group grew their revenues for the period to US$457 million (1999: US$407 million). Revenues increased as a result of strong growth in the digital subscriber base which now exceeds 980,000 homes (1999: 725,000), and higher revenues from technology and Internet operations. Exchange differences and the reduction of the analogue subscriber base to 660,000 homes adversely impacted the turnover growth in the television platforms.

o The Group recorded an EBITDA loss of US$18 million (1999: US$5 million EDITDA profit) after taking into account increased development costs in the Internet and technology businesses. EBITDA from television platforms grew 55% to US$31 million (1999: US$20 million)

o In April, the Group successfully raised US$180.4 million before expenses, through a follow-on public offering of 4,511,000 Class A Ordinary Shares. At the end of September, the Group had net cash and liquid assets of US$430 million (March 2000: US$237 million).

o In November 2000, Mindport IBS was repositioned by an agreement to merge with Noochee Solutions Inc. (Noochee) based in Colorado, USA. The combined business is well positioned to provide best of breed software solutions to the emerging broadband market. The Group owns 70% of the merged entity and existing Noochee shareholders the remainder.

o OpenTV strengthened its position as the world leader in interactive television operating systems software and applications development. By October its software had been shipped with more than 11 million set-top boxes world-wide.

o The US$922 million merger of Open TV and SpyGlass Inc was completed in July 2000. This resulted in a dilution gain of US$387 million.

o Internet businesses were launched in China and Indonesia, whilst in Thailand and South Africa our market leadership continued to grow.

Financial Overview

The results of all entities controlled and managed by the Group have been included in the segmental disclosure.

Management focus of the Group is in three principal business segments:

o    Television platforms

o    Technology (OpenTV and Mindport)

o    Internet operations

All financial data is for the six month period ended September 30, 2000


                                                                   Operating
                                   Net revenue       EBITDA       profit/(loss)
                                  2000    1999    2000    1999    2000    1999
                                  ----    ----    ----    ----    ----    ----


Television platforms               369     361      31      20     (26)     (30)
Technology
         Mindport                   32      38      (7)     (1)    (11)      (4)
         OpenTV                     30      12     (13)     (4)    (48)     (10)
Internet                            31       3     (35)     (8)    (47)      (9)
Intergroup sales/central costs      (5)     (7)     (6)     (7)     (5)      (7)
                                  ---------------------------------------------
Sub-total                          457     407     (30)      -    (137)     (60)

Equity investments adjustment:     (86)    (54)     12       5      49       28
         Television platforms      (59)    (51)     (7)      2      23       24
         Internet                  (27)     (3)     19       3      26        4

Total                              371     353     (18)      5     (88)     (32)
                                  =============================================


Television Platforms

The Africa and Middle East business comprises approximately 1,400,000 subscribers and is spread over more than 40 countries. Digital subscribers continue to grow strongly and now exceed 740,000 households. The analogue subscriber base has reduced to 660,000 due in part to subscriber migration from analogue to digital. A television platform focused on West Africa was launched during July. The new service will offer customised programming for the region on a more affordable 90cm dish.

The Mediterranean operations in Greece and Cyprus reached 346,000 subscribing households. Since obtaining its digital licence in December 1999 and launching the NOVA bouquet, MultiChoice Hellas, the Group's Greek subscriber management company, has seen excellent growth in subscribers. The NOVA service has now over 40,000 digital subscribers. In July 2000, MultiChoice Cyprus Limited was listed on the Cyprus Stock Exchange raising cash for the deployment of digital services. In November 2000, a strategic equity investment of 11% in NetMed BV, which owns the Mediterranean television platform assets, was subscribed for by Global Capital Investors II, a fund managed by the Eurobank Group.

In Thailand, UBC reached a total 348,000 subscribers of which 200,000 are digital satellite subscribers. With a population in excess of 60 million, some
15.4 million television households and a current colour television penetration of less than 3%, Thailand presents an opportunity for continued subscriber growth.

Technology - OpenTV

OpenTV, Inc. strengthened its position as the world leader in interactive television operating systems software and applications development. During the period, OpenTV passed a major industry milestone with its middleware software platform deployed in more than 11 million set-top boxes world-wide by 35 network operators in 50 countries - estimated to exceed the combined total of all its competitors.

Revenues for the period under review grew 150% to US$30 million (1999: US$12 million)

The US$922 million merger of OpenTV and Spyglass Inc, completed in July 2000, resulted in a dilution gain of US$387 million. In September 2000, Motorola and the Group increased their ownership in OpenTV through the acquisition of stock previously held by News America Incorporated.

Technology - Mindport

Mindport IBS agreed to merge with Noochee Solutions Inc., an Internet infrastructure and application software company based in Colorado, USA. The merger will further strengthen IBS's management team, sales channels and product base. Under the terms of the agreement, Mindport will own 70% of the merged entity and the remainder is held by existing Noochee shareholders.

The combined entity will be strategically repositioned to address the emerging broadband market, offering a suite of products and services that will enable content providers and network operators to reach new markets using broadband delivery. Building on its core expertise, the business will deliver best of breed Internet Protocol (IP) solutions in transaction provisioning, commissioning, event-driven billing, content encryption and management.

The merger will greatly reduce time to market for several Mindport products, including broadband provisioning access. Noochee's strategic relationships and sales channels with Cisco Systems and Hewlett Packard will be of value to Mindport's future growth and development.

Mindport Irdeto Access provides software encryption solutions for pay and interactive media customers in more than 50 countries. By September 2000, over 5 million digital smartcards had been deployed world-wide.

Internet

Internet achievements for the period under review include:

Africa: M-Web Holdings Limited (www.mweb.co.za) which is 16.8% owned and managed by the Group, is the leading online service provider, content portal and corporate e-business enabler in South Africa. It has 36 million page views and 850,000 unique visitors per month and 256,000 paying users.

During the period under review, it focussed on positioning itself as a leading player in the on-line enablement of South African corporates through the provision of Internet data services, including web hosting, web development and maintenance (IDC services). It has also successfully concluded contracts with some 222 bricks and mortar customers to facilitate their online transaction serving and provisioning needs.

Thailand: M-Web Thailand is the leading Internet company in Thailand, with more than 140,000 paying users and registering more than 300,000 unique visitors and 100 million page views per month. During the period under review it grew its position as the primary Internet content portal, providing superior tools and services. It has large local communities and records the heaviest consumer Internet traffic in Thailand. These metrics, when combined with the Group's acquisition of Thailand's largest ISP in February this year, positions the business well to grow its revenues from IDC services and to develop a solid long-term consumer commerce and advertising business in Thailand.

China: M-Web China's strategy is to capitalise on the rapid growth of the Chinese Internet market. Whilst greater clarity is developing, the regulatory environment remains uncertain. China's entry into the WTO is expected to have a major impact on the Internet and telecommunications environments. The Group is optimistic about the opportunities offered by this rapidly growing Internet market. However, for so long as the current regulatory climate prevails, a prudent approach will be adopted when implementing Group strategy.

In April, the company launched its Chinese portal www.maibo.com.cn which now has 24,000 paying users and over 95 million page views per month. During the period under review, investments were made in an on-line service provider; 21 Vianet, a private IDC in China; Eefoo, a financial portal and Sports CN, a top sports site in China receiving 1.0 million page views per day.

Indonesia: M-Web Indonesia was recently established through the acquisition of an ISP and content portal. With its fragmented geography and population of more than 210 million, we believe Indonesia presents a potentially lucrative Internet business opportunity. In the short-term this is likely to include revenues generated from IDC services and ISP access and, in the longer term, consumer commerce and advertising revenues.

The Group is aware of the risks associated with the long-term nature of Internet investment returns and continues to rigorously evaluate the nature, direction and extent of expenditure in the development of its Internet businesses.

Group results

Group consolidated revenues for the period increased to US$371 million (1999:
US$353 million) mainly as a result of strong digital subscriber growth and higher revenues from technology and Internet operations. The international strength of the US dollar and the reduction of the analogue subscriber base for the period under review, adversely impacted turnover growth in the television platforms.

A dynamic of the Group is that growth and expansion into new markets, interactive technologies and internet businesses are mainly accounted for as a charge to the income statement. This growth results in the creation of valuable television subscribers, Internet users and intellectual properties. In line with this dynamic, the Group recorded an operating loss of US$88 million (1999: US$32 million) for the period, after accounting for selling, general and administration charges of US$181 million (1999: US$145 million) incurred in growing its businesses.

The Group recorded an EBITDA loss of US$18 million (1999: US$5 million EBITDA profit) for the period, after taking into account:

o Strong growth in EBITDA of US$31 million (1999: US$20 million) from television platforms through organic growth and the migration of analogue subscribers to the digital platforms.

o Internet EBITDA losses of US$35 million from the development of the Asian (US$14 million) and African (US$21 million) Internet businesses.

o EBITDA losses of US$13 million in the technology group from development costs and the performance of Mindport IBS. Subsequent to the period under review, Mindport IBS merged with Noochee and will be repositioned for the broadband market. Irdeto Access made a positive contribution to Mindport EBITDA.

o Research and development expenditure by OpenTV of US$15.2 million on the development of its application and runtime businesses.

The net profit for the period under review amounted to US$305 million, after accounting for the following material items:

o An increased amortisation charge of US$29.8 million, arising principally from goodwill on the merger arrangement between OpenTV and Spyglass Inc.

o The equity-accounted development losses of joint ventures and associates of US$26 million (1999: US$21 million), which mainly reflect our share of the losses of M-Web Holdings Limited and UBC Limited.

o A profit of US$387 million from the merger arrangement between OpenTV and Spyglass Inc. Goodwill on this transaction gives rise to an increase of US$790 million in intangible assets.

Net cash and liquid assets at the end of the period amounted to US$430 million (March 2000:US$237 million). Transponder leases increased as a result of the capital leases for the new Eutelsat W4 and Hotbird 4 transponders.

Business Strategy

The Group's strategy remains focused on:

o Growing our core television businesses through digital subscriber growth and the introduction of interactive services.

o Providing best of breed technology solutions for subscriber management, content encryption, broadband and other media commerce applications.

o Building long-term value in our Internet businesses, through the creation of local market leadership and strategic position focussed on revenue generating services to corporate and consumer markets.

Synergies are generated across the Group by applying customer service, content and technology skills in developing our interactive, Internet and technology businesses. The Board is of the view that this strategy - which will result in continued development losses in growing its businesses - is important in building shareholder value over the longer term. On behalf of the board:

T Vosloo                                     J D T Stofberg
Chairman                                     Chief executive

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Directors

T Vosloo (chairman), J P Bekker, A A Coetzee, J H W Hawinkels, S J Z Pacak, W J Raduchel, R R Romulo, A M Rosenzweig, J Steenkamp, J D T Stofberg (chief executive), J J Volkwyn, S F Ward.

Registration Agents                          Paying Agent

First Chicago Trust Company of New York      Mees Pierson N.V.
Mail Suite 4690                              Rokin 55
P O Box 2532                                 P O Box 243
Jersey City                                  1 000 AE Amsterdam
New Jersey                                   Netherlands
07303-2532


Registered Office

Abbott Building
Road Town
Tortola
British Virgin Islands

http://www.mih.com